UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

IDI, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

44938L108

(CUSIP Number)

Joshua B. Weingard, Esq.

IDI, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44938L108	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 13,417,973*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 13,417,973*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,417,973*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Frost Gamma Investments Trust (“Gamma Trust”) beneficially owns 13,417,973 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(1)	Based on 46,924,183 shares of the Company’s common stock outstanding as of March 24, 2016.

CUSIP No. 44938L108	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 13,417,973*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 13,417,973*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,417,973*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%(1)
14.	TYPE OF REPORTING PERSON (see instructions) 00

*	Frost Gamma Investments Trust (“Gamma Trust”) beneficially owns 13,417,973 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(1)	Based on 46,924,183 shares of the Company’s common stock outstanding as of March 24, 2016.

CUSIP No. 44938L108	Page 4 of 7

This Amendment No. 14 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012, Amendment No. 9 to the Schedule 13D filed on January 17, 2013, Amendment No. 10 to the Schedule 13D filed on July 12, 2013, Amendment No. 11 to the Schedule 13D filed on February 14, 2014, Amendment No. 12 to the Schedule 13D filed on April 6, 2015 and Amendment No. 13 to the Schedule 13D filed on January 20, 2016 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

On March 21, 2015, the Issuer completed the TBO Merger (as defined below), pursuant to the terms and conditions of the Merger Agreement and Plan of Reorganization, as amended (the “TBO Merger Agreement”) dated as of December 14, 2014, as amended, by and among the Issuer, The Best One, Inc. (“TBO”), TBO Acquisition, LLC, a direct wholly owned subsidiary of the Issuer, and Derek Dubner, solely in his capacity as representative of the TBO shareholders (the “TBO Merger”). In connection with the TBO Merger, the Reporting Persons received 900,108 shares of common stock of the Issuer, which shares were issued on March 11, 2016 as an earn out once certain revenue targets were achieved as set forth in the TBO Merger Agreement.

On March 11, 2016, the Reporting Persons were issued 524,750 shares of common stock of the Issuer in exchange for the surrender of a Warrant to purchase common stock, with one share of common stock issued for each share of common stock available for purchase under such Warrant at an exercise price of $6.67 per share.

Item 4.	Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The information regarding the TBO Merger and the Warrants in Item 3 is incorporated herein by reference.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 13,417,973 shares of common stock of the Issuer, representing 28.6% of the Issuer’s common stock. The amount beneficially owned includes (i) 900,108 shares of common stock of the Issuer that were issued as an earn out to the extent certain revenue targets were achieved as set forth in the TBO Merger Agreement and (ii) 524,750 shares of common stock that were issued in exchange for the surrender of a Warrant to purchase common stock, with one share of common stock issued

CUSIP No. 44938L108	Page 5 of 7

for each share of common stock available for purchase under such Warrant at an exercise price of $6.67 per share. The percentage of beneficial ownership is based upon 46,924,183 shares of common stock of the Issuer outstanding as of March 24, 2016. The number of shares and percentage of beneficial ownership set forth in this Item 5(a) does not include the 3,000,000 shares of common stock underlying the restricted stock units issuable to Gamma Trust in connection with Dr. Frost joining the Issuer’s Board as Executive Vice Chairman on December 8, 2015.

(b) Each of the Reporting Persons have the shared power to vote or direct to vote or the shared power to dispose or direct the disposition of 13,417,973 shares of common stock of the Issuer beneficially held by the Reporting Persons. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust.

The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The information set forth above in Item 3 is incorporated herein by reference.

On January 26, 2016, the Reporting Persons purchased an aggregate of 5,000 shares of the Issuer’s common stock in multiple transactions at prices ranging from $4.23 to $4.54, with a weighted average price per share of $4.3606.

On January 27, 2016, the Reporting Persons purchased an aggregate of 5,000 shares of the Issuer’s common stock in multiple transactions at prices ranging from $4.54 to $4.58, with a weighted average price per share of $4.5534.

On February 22, 2016, each share of the Issuer’s Series B Non-Voting Convertible Preferred Stock (the “Series B Preferred Stock”) automatically converted on a one-for-fifty basis into common stock of the Company, and had no expiration date. The Reporting Persons previously beneficially owned 141,430 shares of the Issuer’s Series B Preferred, which converted into 7,071,500 shares of Common Stock on February 22, 2016.

On March 22, 2016, the Reporting Persons purchased an aggregate of 20,000 shares of the Issuer’s Common Stock in multiple transactions at prices ranging from $4.89 to $5.08, with a weighted average price per share of $4.98.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

CUSIP No. 44938L108	Page 6 of 7

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended by adding the following exhibit to the end of the item.

Exhibit 99.12	Merger Agreement and Plan of Reorganization by and among The Best One, Inc., Tiger Media, Inc., TBO Acquisition, LLC, and Derek Dubner, solely in his capacity as representative, dated December 14, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 6-K filed December 18, 2014).

Exhibit 99.13	First Amendment to Merger Agreement and Plan of Reorganization by and among The Best One, Inc., Tiger Media, Inc., TBO Acquisition, LLC, and Derek Dubner, solely in his capacity as representative, dated December 18, 2014 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 6-K filed December 18, 2014).

Exhibit 99.14	Second Amendment to Merger Agreement and Plan of Reorganization by and among The Best One, Inc., Tiger Media, Inc., TBO Acquisition, LLC, and Derek Dubner, solely in his capacity as representative, dated February 13, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 6-K filed on February 13, 2015).

CUSIP No. 44938L108	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2016	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., individually

FROST GAMMA INVESTMENTS TRUST

Dated: March 29, 2016	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee